Exhibit 99.1

Supplemental Disclosures
Regarding Compensation Committee Risk Assessment and
Compensation Committee Certification

A. Compensation Committee Risk Assessment Narrative

The Interim Final Rules with regards to TARP Standards for Compensation and Corporate Governance, enacted by the U.S. Treasury on June 15, 2009 (the “TARP Final Rules”), require the committee to provide, at least once per fiscal year, a narrative description explaining how senior executive officer compensation plans do not encourage senior executive officers (“SEOs”) to take unnecessary and excessive risks that threaten the value of National Penn.  The narrative must also explain how unnecessary risks have been limited in employee compensation plans and how such plans do not encourage the manipulation of reported earnings to enhance the compensation of any employee.  As required by the TARP Final Rules, the committee’s narrative follows:

Compensation Committee Report

Risk Aspects of Senior Executive Officer (SEO) Compensation

We, the committee, reviewed the following incentive compensation arrangements to ensure that the SEOs were not encouraged to take unnecessary and excessive risks that could threaten the value of National Penn:

•	base salary;

•	annual incentive compensation under the Executive Incentive Plan;

•	long-term incentive awards under the Long-Term Incentive Compensation Plan;

•	severance arrangements; and

•	supplemental executive retirement plans (“SERPs”).

To the extent the compensation arrangements of the SEOs were substantially similar, we considered this issue in the aggregate.  Individual compensation elements, including personal performance goals, were also considered.

Further, we identified the following major areas of risk with respect to the senior executive officer compensation plans:

• Asset Quality	• Liquidity Management
• Capital Management	• Profitability
• Overall Enterprise Management	• Human Capital Risk
• Reputation Risk	• Legal, Legislative and Regulatory Risk

In our review, we found no instances of plan features that encourage excessive risk-taking, and we concluded that these compensation arrangements and the 2011 performance goals did not encourage any of the SEOs to take unnecessary and excessive risks that could threaten the value of National Penn.  In addition, when all components of executive compensation are combined, we found that base salary continued to have the greatest economic value and the least element of risk-taking compared to the other variable elements of compensation.  Our conclusions were based on the following:

Base Salary.  Base salaries for the SEOs are currently targeted “at market” (see “Philosophy and Strategy of Executive Compensation – Elements of Executive Compensation” in the Compensation Discussion & Analysis included in National Penn’s proxy statement dated April 1, 2011 for the annual meeting of shareholders held on April 26, 2011 (the “CD&A”)).

When considered as one part of a multiple-part executive compensation program, current SEO salaries are not disproportionately low as compared to annual and long-term incentive compensation opportunities.  If they were, this could unduly encourage risk-taking to try to reach “stretch” targets of incentive compensation.

We conclude that current salaries do not provide any incentives to any SEO to take actions increasing the risks identified above so as to threaten the value of National Penn.

Executive Incentive Plan.  The Executive Incentive Plan provides the opportunity for annual cash incentives to be awarded to executive officers based on annual company and individual performance goals.  With input from our CEO, we annually review all components of the plan, including participation, performance measures, award levels and all other administrative features.  At the beginning of the year, we approve performance parameters and award schedules for the upcoming year.  National Penn’s performance parameters may be one or more financial or other performance measures established by us and not mandated by the plan.

In 2011, in conjunction with adoption of the 2011 Strategic Plan, updated Risk Appetite Statement, and 2011 Profitability Plan (the budget), each approved by our Board of Directors, we established two company performance goals:  return on average assets, pre-TARP costs (“pre-TARP ROAA”); and achievement of five strategic business objectives (other than restoration and maintenance of the core earnings power of the franchise – an objective covered by the pre-TARP ROAA goals). A balance of multiple performance measures underlies these company performance goals.  We believe this balance of measures serves as a risk mitigant because no single measure has an overly disproportionate impact on potential incentive awards.  See “Executive Compensation Decisions – Executive Incentive Plan” in the CD&A.

We believe that the pre-Tarp ROAA targets are reasonable and that the optimum target does not encourage taking excessive risks in trying to reach them.  The non-earnings related 2011 strategic business objectives are broad-based, and generally related to improving regulatory compliance and building a stronger balance sheet and a stronger competitive position.  We regard moving away from earnings per share targets, the metric used in years before 2010, as a positive change that encourages prudence in decision-making.

Another feature of the Executive Incentive Plan is the structure of the awards and the relationship of potential payouts to performance.  2011 performance metrics are established with a threshold, target, and optimum value with corresponding award values.  For performance between these points, awards will be interpolated, thus reducing the risk of executive action to “stretch” to the next award level.   No incremental awards will be provided for performance above the maximum value.  This is intended to reduce the likelihood of excessive risk-taking with the goal of achieving an abnormally high bonus.

We also introduced into the Executive Incentive Plan a “clawback” policy for 2011 and subsequent years.

The Executive Incentive Plan also has a mandatory five-year deferral feature that could apply to a portion of an SEO’s award.  This feature has not been used since 2009.

Lastly, in connection with its participation in the TARP CPP, National Penn and National Penn Bank entered into TARP restriction agreements with all potential SEOs and next top 20 most highly compensated employees (as defined in the TARP Final Rules).  As it pertains to the Executive Incentive Plan, each TARP restriction agreement provides that:

•
During any time period when each such officer is classified by the committee as either an SEO or one of the top 20 most highly compensated employees, any bonus or incentive compensation paid to such officer will be subject to recovery by National Penn and/or National Penn Bank if the payments were based on financial statements or performance metric criteria that are later proven to be materially inaccurate;

•
During any time period when each such officer is classified by the committee as either an SEO or one of the top five most highly compensated employees, the officer agrees to forfeit any payments to which he may be entitled resulting from the officer’s departure from National Penn and/or National Penn Bank or from a “change in control” of National Penn and/or National Penn Bank; and

•
During any time period when each such officer is classified by the committee as one of the top five most highly compensated employees (irrespective of being an SEO), the officer will forfeit the payment of, or the acquisition of a legally binding right to, any bonuses or retention awards after June 15, 2009, except for restricted stock awards permitted under the TARP Final Rules, if any are made.

Based on our review and analysis of the 2011 Executive Incentive Plan performance parameters, the plan’s current structure, and the execution of TARP restriction agreements, we conclude that these potential awards do not provide any incentives to an SEO to take actions increasing the risks identified above so as to threaten the value of National Penn.

Long-Term Incentive Compensation Plan.  Each SEO currently participates in the annual awards of long-term incentive compensation grants under National Penn’s Long-Term Incentive Compensation Plan, or the LTIC Plan.  See “Philosophy and Strategy of Executive Compensation – Elements of Executive Compensation” in the CD&A.  Through 2008, these awards to the SEOs consisted solely of non-qualified stock options, which vested at a rate of 20% each year over a five-year period.  We believe that the value of these stock option awards, given the vesting schedule, is soundly grounded in National Penn’s long-term financial performance, presenting little or no incentive for excessive or unnecessary risk taking.  Also, when considering the amount of long-term incentive compensation as a percentage of our multi-part executive compensation program (see “Philosophy and Strategy of Executive Compensation – Total Compensation Positioning and Mix” in the CD&A), we believe long-term incentive opportunities are meaningful, but not of a magnitude that would motivate our executives to take excessive or unnecessary risks.  Further, National Penn’s stock ownership guidelines, and restrictions on sale opportunities imposed by National Penn’s insider trading policy, significantly restrict any opportunities for profit based on a short-term upward movement in National Penn’s stock price.

In addition, as mentioned above, in connection with its participation in the TARP CPP, National Penn and National Penn Bank entered into TARP restriction agreements with all potential SEOs and the next top 20 most highly compensated employees.  During any time period when an officer is classified by National Penn as either an SEO or one of the relevant most highly compensated employees, the restrictions that apply to the Executive Incentive Plan, including those that limit the payment of, or acquisition of a legally binding right to, any bonuses or retention awards until the TARP CPP investment in National Penn is repaid, likewise apply to the LTIC Plan.

As to National Penn’s 2010 and 2011 grants of restricted stock discussed in the CD&A, we view the vesting and transfer restrictions (discussed in the CD&A) as affirmatively supporting a risk-averse perspective on company operations.   Multiple-year service requirements (vesting) do not present inducements for unnecessary or excessive risk-taking in company operations.  Rather, they are an inducement to job retention.

Based on our review of 2010 and 2011 awards under the LTIC Plan, we do not see these awards as providing any incentives to an SEO to take actions increasing the risks identified above so as to threaten the value of National Penn.

Severance Arrangements.  A company’s severance compensation policies must also be considered when assessing whether a compensation program encourages unnecessary or excessive risk-taking.

Severance packages can encourage risk-taking if an executive can leave the company when his or her decisions turn out badly, but still receive generous severance compensation, often including accelerated vesting of stock options and restricted stock.  National Penn’s compensation package has been weighted in favor of salary, and National Penn generally does not utilize large severance packages.  Nonetheless, we reviewed these arrangements as part of our overall risk analysis.

National Penn generally provides its executive officers with a potential severance benefit only in a change-in-control context.  The change-in-control event must be followed with an adverse change in the individual’s employment status.  These benefits could provide an incentive to an executive officer to seek a sale of National Penn.  One could argue that these benefits may serve to insulate an officer from the consequences of ill-advised risk-taking because, in a worst case scenario, National Penn could be sold and a change-in-control benefit potentially received.  Messrs. Fainor, Hughes, Worthington and Ms. Bodnyk have employment contracts providing for severance payments for termination under certain circumstances in addition to a change in control.  There is a level of risk associated with these contracts for the individuals to take business risks because they have a severance package.  However, there are non-competition and retention components of these contracts which offset potential risk.  Further, under their TARP restriction agreements, payment of these severance benefits, whether in a change of control context or otherwise, is currently prohibited.

While not a severance arrangement per se, National Penn’s compensation plans and arrangements generally distinguish between terminations for “cause” and terminations not for “cause.”  If termination is not for “cause” (and such individual, unlike the SEOs, is not restricted by a TARP restriction agreement), the terminated employee still receives deferred incentive plan payments and unvested stock options immediately become vested.  However, in a termination for “cause,” these benefits are lost.  In addition, vested stock options are cancelled.  The definition of “cause” generally excludes a termination as a result of questionable judgment on the part of the employee and requires a willful failure to perform duties resulting in demonstrable material injury and damage to National Penn.  Arguably, this narrow definition of “cause” could lead an SEO to believe that he is protected from the potential consequences of excessive risk-taking activities.

We do not see the potential benefits of the foregoing severance arrangements as sufficient to provide a meaningful incentive to an SEO to take actions increasing the risks identified above so as to threaten the value of National Penn.

Supplemental Executive Retirement Plans (SERPs).  Messrs. Worthington and Moyer each have a SERP.  We note their existence because they represent non-qualified deferred compensation.  Because they are general creditors with respect to these benefits, we believe the SERPs create incentives for acting conservatively with regard to risk-taking.

Risk Aspects of Non-SEO Employee Compensation

For 2011, National Penn consolidated over 20 employee compensation plans into 10 plans, standardized the formats of these plans, introduced into each plan specific risk identification provisions, and implemented a company-wide “clawback” policy.  In addition, National Penn has taken a uniform approach in 2011 to the establishment of performance goals for employee compensation plans. This approach is based on the following guidelines:

•	Mitigating risk by avoiding linking performance goals to metrics that do not have adequate risk controls in place;
•	Providing for multiple performance metrics and avoiding paying incentive awards as a result of attaining only one performance metric;
•
Drafting annual performance goals and award schedules with clarity, and updating plan participants periodically about National Penn’s and their own performance relative to attaining the performance goals;

•	Avoiding creating a performance goal spread that is unreasonably large by keeping stretch and target goals focused;
•	Including a company-wide performance goal threshold; and
•	Providing stretch/maximum levels of performance that are challenging, but attainable, reflecting exceptional performance.
We reviewed the employee compensation plans seeking to determine whether any elements could provide an incentive to a plan participant to take unnecessary and excessive risks that could threaten the value of National Penn or to manipulate earnings to increase his or her compensation.  In doing so, in addition to the specific risks identified in each plan document, the major areas of risk identified with respect to the employee compensation plans were the same as those discussed above regarding the SEO compensation plans.

We noted that the employee compensation plans include among their performance goals either or both of the two company goals discussed above under the Executive Incentive Plan subdivision of the “Risk Aspects of Senior Executive Officer (SEO) Compensation” section of this report:  Pre-Tarp ROAA; and the non-earnings related strategic business objectives set for 2011.  This multiple performance metric ties business unit performance and individual performance into the overall performance of National Penn.  Further, this aligns these plans with National Penn’s Board-approved 2011 Strategic Plan, Risk Appetite Statement and Profitability Plan for 2011.

After our review, our conclusion is that none of the employee compensation plans contain features that encourage excessive risk-taking or encourage the manipulation of earnings to increase compensation.  Our review also revealed that these plans have sufficient controls in place to discourage a participant from taking unnecessary risk.

B.Compensation Committee Certification

The committee certifies that:

(1)
It has reviewed with senior risk officers the senior executive officer compensation plans and has made all reasonable efforts to ensure that these plans do not encourage the SEOs to take unnecessary and excessive risks that threaten the value of National Penn;

(2)	It has reviewed with senior risk officers the employee compensation plans and has made all reasonable efforts to limit any unnecessary risks these plans pose to National Penn; and

(3)
It has reviewed the employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of National Penn to enhance the compensation of any employee.

J. Ralph Borneman, Jr., Chair
Robert L. Byers
Jeffrey P. Feather
Thomas L. Kennedy
Albert H. Kramer
Christian F. Martin IV